UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on May 19, 2011: Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2011.

Exhibit 1

Euroseas Ltd. Reports Results for the Quarter Ended March 31, 2011

Maroussi, Athens, Greece – May 19, 2011 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three month period ended March 31, 2011.

First Quarter 2011 Highlights:

•

Net loss of $0.6 million or $0.02 loss per share basic and diluted on total net revenues of $14.2 million.  Excluding the effect of unrealized gain and realized losses on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired, the loss for the period would have been $1.3 million, or $0.04 loss per share.

•

Adjusted EBITDA was $3.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net loss.

•

An average of 16 vessels were owned and operated during the first quarter of 2011 earning an average time charter equivalent rate of $11,088 per day.

•

Declared a quarterly dividend of $0.07 per share for the first quarter of 2011 payable on June 10, 2011 to shareholders of record on June 1, 2011. This is the twenty-third consecutive quarterly dividend declared.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first quarter of 2011, we continued executing our strategy of positioning Euroseas to benefit from the market trends.

"Our cautious approach towards the drybulk markets that led to fully cover our drybulk fleet with charters that run well into 2012 appears to have been justified from the market weakness during the first quarter. On the other hand, our containership fleet has started and is expected to continue benefitting from the increasing containership charter rates as the charters of four of our eleven vessels have been already renewed at levels on average about 69% higher than their previous charters and eight more renewals, including two of the previous four vessels, are expected to be renewed during the rest of 2011. As we believe that the containership market will continue strengthening into 2012, our renewal strategy is to pursue charters with average duration of not more than a year. Our Euromar joint venture also contributed to our results with the charters of two of its six containerships renewed at higher levels.

“In parallel to our employment strategy, we continue focusing on identifying accretive vessel investment opportunities. We believe that stronger rates in the containership sector in the near term support higher values for the vessels without reducing investment returns. As we mentioned before, we expect a volatile environment in the drybulk sector as healthy trade demand will be challenged to absorb the expected vessel deliveries. This, in turn, might present us with attractive opportunities for investment.

“In view of the above developments and employment prospects, our Board decided to increase our quarterly dividend to $0.07 per share which represents a yield of about 6.1% on the basis of our stock price on May 18, 2011.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the first quarter of 2011 reflect the lower level of the charter markets compared to the same quarter of last year and the higher number of vessels we operated.  Also, our results were positively influenced by gains on our interest rate and FFA derivative contracts.

Total daily vessel operating expenses, including management fees and general and administration expenses, during the first quarter of 2011 reflect a increase of about 12.1% on a per vessel per day basis compared to the first quarter of 2010. This increase mainly reflects that two of our vessels that were laid-up during the first quarter of 2010 were operating during the first quarter of 2011, thus, incurring higher daily costs; also, the weakness of the US dollar compared to the same period of last year increased certain of our expenses. We believe that we continue to maintain one of the lowest operating cost structures amongst the public shipping companies which is one of our competitive advantages.

As of March 31, 2011, our outstanding debt was about $85.6 million versus restricted and unrestricted cash of about $40 million. We were comfortably in compliance with all our loan covenants.”

First Quarter 2011 Results:

For the first quarter of 2011, the Company reported total net revenues of $14.2 million representing a 3.2% increase over total net revenues of $13.8 million during the first quarter of 2010. The Company reported losses for the period of $0.6 million as compared to net loss of $3.0 million for the first quarter of 2010. The results for the first quarter of 2011 include a $0.5 million net unrealized gain on derivatives and trading securities as compared to $0.7 million net unrealized gain on derivatives and trading securities for the same period of 2010; and, a $0.2 million realized loss on derivatives versus a $4.7 million realized loss in the same period of 2010.   Drydocking expenses of $1.5 million during the quarter were higher than the $1.0 million incurred in the first quarter of 2010. Depreciation expense for the first quarter of 2011 was $4.6 million compared to $4.4 million during the same period of 2010. On average, 16 vessels were owned and operated during the first quarter of 2011 earning an average time charter equivalent rate of $11,088 per day compared to 15 vessels in the same period of 2010 earning on average $12,404 per day.

Adjusted EBITDA for the first quarter of 2011 was $3.7 million, a 25.4% decrease from $5.0 million achieved during the first quarter of 2010. Please see below for Adjusted EBITDA reconciliation to net loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first quarter of 2011 was $0.02, calculated on 31,002,211 weighted average number of shares outstanding compared to basic and diluted loss per share of $0.10 for the first quarter of 2010, calculated on 30,849,711 weighted average number of shares outstanding.

Excluding the effect on the earnings for the quarter of the unrealized gain and realized losses on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the loss per share for the quarter ended March 31, 2011 would have been $0.04 per share basic and diluted, compared to the earnings, for the quarter ended March 31, 2010 of $0.01 per share basic and diluted. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment (***)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til May-12	$14,950
MONICA P (*) (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-11	$16,800
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Mar-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-12	$8,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ’til Oct -11	$11,750
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Aug-11	$10,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Oct-11	$5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til May-11	$7,699
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til May-11	$6,800
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-11	$5,300
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

 (*)  “Monica P” is employed in the Bulkhandling spot pool that is also managed by Klaveness.

(**) The Company has concluded a Forward Freight Agreement(FFA) option contract on the panamax index for calendar 2011 for a modern panamax. Such a contract serves as an approximate hedge to one of our panamax vessels for 2011 effectively locking in a rate between $16,500 and $23,500.

(***) Charter duration indicates the earliest redelivery date. Generally, charterers have a range of 15 days to 3 months to redeliver the vessels depending on the length of the charter.

Summary Fleet Data:

	3 Months Ended March 31, 2010	3 Months Ended March 31, 2011
FLEET DATA
Average number of vessels (1)	15.00	16.00
Calendar days for fleet (2)	1350.0	1440.0
Scheduled off-hire days incl. laid-up (3)	209.7	64.4
Available days for fleet (4) = (2) - (3)	1,140.3	1,375.6
Commercial off-hire days (5)	0.00	27.9
Operational off-hire days (6)	1.3	6.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,139.0	1,341.3
Fleet utilization (8) = (7) / (4)	99.9%	97.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	98.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.5%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,404	11,088
Vessel operating expenses excl. drydocking expenses (12)	4,472	5,387
General and administrative expenses (13)	824	551
Total vessel operating expenses excl. dd expenses (14)	5,296	5,938
Drydocking expenses (15)	729	1,032

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels excluding drydocking expenses. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Tomorrow, Friday, May 20, 2011 at 9:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote “Euroseas”.

A recording of the conference call will be available until May 27, 2011 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.  A slide presentation on the First Quarter 2011 results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2010	2011
	(unaudited)	(unaudited)
Revenues
Voyage revenue	14,281,182	14,810,546
Related party revenue	-	59,178
Commissions	(486,457)	(637,456)
Net revenues	13,794,725	14,232,268

Operating expenses
Voyage expenses	152,758	(62,541)
Vessel operating expenses	4,865,329	6,352,911
Drydocking expenses	984,043	1,486,101
Depreciation	4,392,046	4,587,139
Management fees	1,172,248	1,403,904
Other general and administrative expenses	1,112,866	793,935
Total operating expenses	12,679,290	14,561,449

Operating income / (loss)	1,115,435	(329,181)

Other income/(expenses)
Interest and finance cost	(362,545)	(578,901)
Change in fair value of derivatives	(3,936,542)	287,978
Unrealized (loss) on trading securities	(26,610)	(60,765)
Foreign exchange gain / (loss)	10,784	(16,565)
Interest income	207,824	56,209
Other expenses, net	(4,107,089)	(312,044)
Equity earnings in joint venture	-	50,612

Net loss	(2,991,654)	(590,613)
Loss per share, basic and diluted	(0.10)	(0.02)
Weighted average number of shares, basic and diluted	30,849,711	31,002,211

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2010	March 31, 2011
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	34,273,518	33,557,498
Trade accounts receivable	1,563,761	1,743,032
Other receivables, net	6,693,985	2,011,154
Inventories	1,788,256	1,719,382
Restricted cash	976,714	1,749,499
Derivatives	574,336	767,007
Trading securities	263,223	202,458
Prepaid expenses	271,033	396,512
Total current assets	46,404,826	42,146,542

Fixed assets:
Vessels, net	255,412,434	250,825,295
Long-term assets:
Restricted cash	4,800,000	5,046,000
Deferred charges, net	599,374	559,608
Derivatives	-	207,992
Investment in joint venture	14,461,167	14,511,779
Total long-term assets	275,272,975	271,150,674
Total assets	321,677,801	313,297,216

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,472,000	15,177,000
Trade accounts payable	3,950,934	3,173,386
Accrued expenses	2,212,401	1,345,587
Accrued dividends	32,175	47,025
Deferred revenue	2,114,335	1,931,004
Derivatives	1,837,924	2,077,627
Due to related company	1,594,773	786,326
Total current liabilities	25,214,542	24,537,955

Long-term liabilities:
Long term debt, net of current portion	74,913,000	70,375,000
Derivatives	1,537,056	1,169,077
Fair value of below market time charter acquired	1,318,211	791,607
Total long-term liabilities	77,768,267	72,335,684
Total liabilities	102,982,809	96,873,639

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	930,067 -	930,067 -
Additional paid-in capital	236,279,931	236,474,113
Accumulated deficit	(18,515,006)	(20,980,603)
Total shareholders' equity	218,694,992	216,423,577
Total liabilities and shareholders' equity	321,677,801	313,297,216

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,2010	Three Months Ended March 31,2011
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(2,991,654)	(590,613)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	4,392,046	4,587,139
Amortization of deferred charges	25,587	39,766
Amortization of fair value of time charters	(526,604)	(526,604)
Earnings in investment in joint venture	-	(50,612)
Share-based compensation	175,117	194,181
Unrealized (gain)on derivatives	(722,483)	(528,939)
Unrealized loss on trading securities	26,610	60,765
Changes in operating assets and liabilities	2,351,049	674,984
Net cash provided by operating activities	2,729,668	3,860,067

Cash flows from investing activities:
Insurance proceeds	-	1,109,831
Change in restricted cash	389,898	(772,785)
Net cash provided by investing activities	389,898	337,046

Cash flows from financing activities:
Dividends paid	(1,541,826)	(1,860,133)
Loan arrangements fees paid	-	(220,000)
Offering expenses paid	(44,451)	-
Repayment of long-term debts	(3,250,000)	(2,833,000)
Net cash used in financing activities	(4,836,277)	(4,913,133)

Net (decrease) in cash and cash equivalents	(1,716,711)	(716,020)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	39,267,838	33,557,498

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Loss and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net loss	(2,991,654)	(590,613)
Interest and finance costs, net (incl. interest income)	154,721	522,692
Depreciation	4,392,046	4,587,139
Unrealized & realized (gain) / loss on derivatives	3,936,542	(287,978)
Amortization of deferred revenue from below market time charter acquired	(526,604)	(526,604)
Adjusted EBITDA	4,965,051	3,704,636

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net cash flow provided by operating activities	2,729,668	3,860,067
Changes in operating assets / liabilities	(2,351,049)	(674,984)
Loss on derivatives (realized)	4,659,025	240,961
Loss on trading securities and investment in joint venture, net	(26,610)	(10,153)
Share-based compensation	(175,117)	(194,181)
Interest, net	129,134	482,926
Adjusted EBITDA	4,965,051	3,704,636

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings / loss before interest, income taxes, depreciation, amortization, gain / loss on derivatives and amortization of deferred revenue from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / loss or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Loss Excluding the Effect from Gain/Loss on derivatives, Unrealized Loss on trading securities and Amortization of the

Fair Value of Charters Acquired to Net Loss

(All amounts expressed in U.S. Dollars except number of shares)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2011
Net loss	(2,991,654)	(590,613)
Unrealized gain on derivatives	(722,483)	(528,939)
Unrealized loss on trading securities	26,610	60,765
Realized loss on derivatives	4,659,025	240,961
Amortization of deferred revenue of below market time charter acquired	(526,604)	(526,604)
Net income / (loss) excluding gain/loss on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired	444,894	(1,344,430)
Net income / (loss) per share excluding gain/loss on derivatives, unrealized loss on trading securities and amortization of the fair value of charters acquired, basic & diluted	0.01	(0.04)
Weighted average number of shares, basic and diluted	30,849,711	31,002,211

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  May 19, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President